SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CIENA CORPORATION
(Name of Subject Company (Issuer))

CIENA CORPORATION
(Name of Filing Persons (Issuer))

ONI SYSTEMS CORP. 5% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2005
(Title of Class of Securities)

68273F-AA-1
(CUSIP Number of Class of Securities)

RUSSELL B. STEVENSON, JR.
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
CIENA CORPORATION
1201 WINTERSON ROAD
LINTHICUM, MARYLAND 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER
AMY BOWERMAN FREED
HOGAN & HARTSON L.L.P.
111 SOUTH CALVERT STREET
SUITE 1600
BALTIMORE, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$179,496,231.12	$16,513.66

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that all outstanding Notes are purchased at a price of $860 per $1,000 principal amount due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.☐

     This Tender Offer Statement on Schedule TO relates to the offer by CIENA Corporation, a Delaware corporation (“CIENA”), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2002, and the accompanying letter of transmittal (which together constitute the “Offer” and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO), any and all of the outstanding ONI Systems Corp. 5% Convertible Subordinated Notes due October 15, 2005 (the “Notes”) at a price to be paid in cash of $860 per $1,000 principal due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase. The Notes were issued under that certain Indenture, dated as of October 27, 2000, between ONI Systems Corp. and State Street Bank and Trust Company of California, N.A., as Trustee, as amended. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	CIENA is offering to purchase the Notes. The address of the principal executive office of CIENA is 1201 Winterson Road, Linthicum, Maryland 21090. Its telephone number is (410) 865-8500.

(b)	The securities that are subject to this offer are the ONI Systems Corp. 5% Convertible Subordinated Notes due October 15, 2005 originally issued by ONI Systems Corp. and assumed by CIENA pursuant to the acquisition by CIENA of ONI Systems Corp. in June 2002. As of the date of this statement, there was $202,948,000 aggregate principal amount of the notes outstanding.

(c)	The notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. There is no established trading market for these notes.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     CIENA is one of the filing persons. The following table names each person specified in Instruction C to Schedule TO. Each filing person’s business address is 1201 Winterson Road, Linthicum, Maryland 21090, and each filing person’s business telephone number is (410) 865-8500.

Name	Position

Patrick H. Nettles, Ph.D.	Executive Chairman of the Board of Directors
Gary B. Smith	Chief Executive Officer, President and Director
Stephen B. Alexander	Senior Vice President, Chief Technology Officer
Steve W. Chaddick	Senior Vice President, Corporate Strategy and Marketing
Joseph R. Chinnici	Senior Vice President, Finance and Chief Financial Officer

Name	Position

Russell B. Stevenson, Jr.	Senior Vice President, General Counsel and Secretary
Andrew C. Petrik	Vice President, Controller and Treasurer
Jesús León	Senior Vice President, Chief Development Officer
Stephen P. Bradley, Ph.D.	Director
Harvey B. Cash	Director
Don H. Davis, Jr.	Director
John R. Dillon	Director
Lawton W. Fitt	Director
Judith M. O’Brien	Director
Gerald H. Taylor	Director

ITEM 4. TERMS OF THE TRANSACTION.

(a)	The information set forth in the “Summary Term Sheet”, Section 1 (“Introduction”), Section 2 (“Terms of the Offer”), Section 4 (“Purpose of the Offer”), Section 5 (“Conditions of the Offer”), Section 8 (“Acceptance of Notes for Payment; Accrual of Interest”), Section 9 (“Expiration, Extension, Amendment or Termination of the Offer”), Section 10 (“Procedures for Tendering Notes”), Section 11 (“Withdrawal of Tenders”), Section 15 (“Legal Matters; Regulatory Approvals”), and Section 16 (“Material Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 14 (“Interests of Directors, Officers and Affiliates”) of the Offer to Purchase is incorporated herein by references.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Notes are issued pursuant to the Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, as amended by the First Supplemental Indenture, dated as of June 21, 2002, between CIENA and State Street Bank and Trust Company of California, N.A.

The information set forth in Section 7 (“Description of Notes and Related Matters”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	The information set forth in Section 4 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 8 (“Acceptance of Notes for Payment; Accrual of Interest”) of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 4 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 5 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(d)	Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	None.

(b)	The information set forth in Section 7 (“Description of Notes and Related Matters”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in Section 18 (“The Dealer Managers, Information Agent and Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(b)	CIENA does not believe it is required to include financial information due to the fact that such information is not considered material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically on EDGAR and the Offer is for all outstanding Notes.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)	None.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)	Form of Offer to Purchase, dated December 12, 2002.
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Notice of Withdrawal.
(a)(1)(G)	Form of Letter to Noteholders.
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation on December 12, 2002 (incorporated herein by reference to CIENA’s Schedule TO-C filed on December 12, 2002).
(b)	None.
(d)(1)	Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to ONI System Corp.’s Form 10-Q filed November 14, 2000).
(d)(2)	First Supplemental Indenture, dated as of June 21, 2002, between CIENA, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.12 to CIENA’s Form 10-K filed December 12, 2002).
(g)	None.
(h)	None.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIENA CORPORATION

By:	/s/ Russell B. Stevenson, Jr. Russell B. Stevenson, Jr. Senior Vice President, General Counsel and Secretary

Dated: December 12, 2002

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Offer to Purchase, dated December 12, 2002.
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Notice of Withdrawal.
(a)(1)(G)	Form of Letter to Noteholders.
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation on December 12, 2002 (incorporated herein by reference to CIENA’s Schedule TO-C filed on December 12, 2002).
(b)	None.
(d)(1)	Indenture, dated as of October 27, 2000, between ONI Systems Corp., as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated herein by reference to Exhibit 4.1 to ONI System Corp.’s Form 10-Q filed November 14, 2000).
(d)(2)	First Supplemental Indenture, dated as of June 21, 2002, between CIENA, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (incorporated by reference to Exhibit 4.12 to CIENA’s Form 10-K filed December 12, 2002).
(g)	None.
(h)	None.